Exhibit 21.1

Subsidiaries

State/Country of
Subsidiary	Incorporation
OWP Ventures, Inc.(1)	Delaware
One World Pharma, S.A.S.(2)	Bogotá Colombia

(1)	Wholly-owned subsidiary of One World Pharma, Inc. subsequent to merger on February 21, 2019
(2)	Wholly-owned subsidiary of OWP Ventures, Inc.